The Coretec Group, Inc.

333 Jackson Plaza, STE 1200

Ann Arbor, MI 48103

March 18, 2021

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Coretec Group, Inc. Registration Statement on Form S-1 Filed March 15, 2021 File No. 333-254256

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Coretec Group, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Eastern Time, on March 22, 2021, or as soon as practicable thereafter.

The Coretec Group, Inc. By: /s/ Michael A. Kraft Name: Michael A. Kraft Title: Chief Executive Officer